Exhibit 99.2
[Galen Holdings PLC Logo]
                                                                 NEWS RELEASE




For Immediate Release                                              8 May 2002


                              Galen Holdings PLC
                      Statement regarding disposal of CTS


GALEN HOLDINGS PLC ("Galen" or the "Company")

SALE OF CLINICAL TRIAL SERVICES ("CTS")

Craigavon, Northern Ireland, UK / Rockaway, New Jersey, USA. 8 May 2002

Galen Holdings PLC (LSE: GAL, Nasdaq: GALN), the international speciality pharmaceutical company, announces that it has agreed to dispose of its Clinical Trials Services ("CTS") business, part of its pharmaceutical services division, for a total cash consideration, on a cash and debt free basis, of (pound)130 million (US$191 million) (the "Disposal"). In the year ended 30 September 2001, the CTS business achieved sales of (pound)40.7 million (2000:
(pound)32.4 million) and operating profits of (pound)7.3 million (2000:
(pound)9.1 million). As at 31 March 2002 its net assets, after the elimination of cash, debt and intra-group balances, were (pound)52.5 million. The consideration for the Disposal represents a multiple of 17.8x CTS's operating profit for the year ended 30 September 2001.

The purchasers of the CTS business (the "Buyers") are companies under the control of Dr. Allen McClay, the founder and a former President and director of the Company and a substantial shareholder in Galen. The Disposal is consequently a related party transaction under the listing rules of the UK Listing Authority (the "Listing Rules") and is therefore conditional upon, inter alia, the approval of Galen's shareholders.

The Disposal is part of the Company's ongoing strategy to focus on its faster growing pharmaceutical products business, freeing up additional resources for its growth plans in this area through the sale of its non-core pharmaceutical services businesses. This process began in 2001 following which, in December of that year, Galen disposed of its Chemical Synthesis Services ("CSS") business, part of the Company's pharmaceutical services division, to two companies also under the control of Dr. McClay, for a cash consideration of approximately (pound)25 million (US$36 million). Galen still retains Interactive Clinical Technologies Inc. ("ICTI") which it also intends to sell.

The board of directors of the Company (the "Board") believes that the impact of the Disposal will increase the consolidated net assets of Galen and its subsidiaries following the Disposal (the "Group") by approximately (pound)75 million. Proceeds from the Disposal will provide Galen with greater financial flexibility and enable the Company to continue its growth strategy through ongoing development and selective product acquisitions to strengthen Galen's pharmaceutical business. In the short-term, the cash

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proceeds of the Disposal, following repayment of certain indebtedness of the
Group, will be held on deposit.

The acquisition of the CTS business by the Buyers is not conditional on financing. However, Dr. Allen McClay has indicated to the Company that he intends to raise approximately (pound)65 million by means of a placing of existing ordinary shares in the capital of the Company.

The approval of Galen's shareholders to the Disposal will be sought at an extraordinary general meeting of the Company to be held on 29 May 2002 (the "EGM"). In accordance with the requirements of the Listing Rules, Dr. McClay, as a related party of Galen, will abstain from voting at the EGM in respect of his holding of ordinary shares in the capital of the Company and he will take all reasonable steps to ensure that his associates abstain from voting at the meeting. Subject to the passing of the resolution to approve the Disposal, completion is due to take place on the same day. A circular setting out further details of the Disposal and notice of the meeting will be posted to shareholders in due course.

The Board, which has been so advised by Credit Suisse First Boston, considers that the Disposal is fair and reasonable so far as the shareholders of the Company are concerned. In giving its advice, Credit Suisse First Boston has taken into account the Board's views of the commercial merits of the Disposal.

Commenting on the Disposal, Dr. John King, Executive Chairman, said: "The proposed sale of CTS is in line with our strategy to focus our business on pharmaceuticals. Having commenced a formal auction process for the business, the Buyers' bid was the highest offer and the one which we believe to be most attractive for Galen and its shareholders. It also has the support of the senior management of CTS. Expected contribution from our two recent acquisitions Duricef(R) and Moisturel(R) will more than offset the loss of earnings from the CTS disposal. We have enjoyed impressive returns from our recent product acquisitions and plan to reinvest the proceeds in repeating this success".

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For further information please contact:

GALEN
Dr. John King, Executive Chairman                  Today: +44 (0) 287 831 3113
Geoffrey Elliott, Chief Financial Officer      Thereafter: +44 (0) 283 833 4974
Roger Boissonneault, Chief Executive Officer

CREDIT SUISSE FIRST BOSTON
Andrew Christie                                 Telephone: +44 (0) 207 888 8888

FINANCIAL DYNAMICS
Fiona Noblet / Sophie Pender-Cudlip             Telephone: +44 (0) 20 7831 3113


Financial information has been converted solely for the convenience of the reader at a rate of (pound)1.00:US$1.4658, being the Bank of England Sterling Rate at noon on 7 May 2002, the last practicable date prior to the announcement of the transaction.


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Information on CTS

The CTS business, carried on through Gaelta Research and Development Limited and Galen, Inc., provides clinical packaging services to pharmaceutical companies that choose to outsource their manufacturing, packaging and distribution of both active drugs and placebos to targeted clinical trial patients. CTS also offers analytical services, including stability testing, complete analytical testing and release and analytical method development.

Information on Galen

Galen is an integrated specialty pharmaceutical company based in Craigavon, Northern Ireland and in Rockaway, New Jersey, USA. Galen develops, acquires and manufactures branded prescription pharmaceutical products, which are promoted by the Company's sales and marketing organizations in the UK, Ireland and the US. For further information on Galen, please visit www.galenplc.com.

This announcement does not constitute an invitation, offer, or the solicitation of an offer, to underwrite, subscribe for or otherwise acquire or dispose of any ordinary shares in the capital of the Company to any person whether in the UK, the US or in any other jurisdiction. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

Forward looking statements in this announcement, including, without limitation, statements relating to Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Galen with the US Securities and Exchange Commission. Without prejudice to its obligations under the Listing Rules, Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.


Credit Suisse First Boston is acting for Galen in connection with the Disposal and for no one else and will not be responsible to anyone other than Galen for providing the protections afforded to clients of Credit Suisse First Boston or for giving advice in relation to the Disposal or the contents of this document.

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